UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Columbia Laboratories, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

197779101

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197779101		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power shares of Common Stock 4,735,023

	8	Shared Voting Power shares of Common Stock 13,261

	9	Sole Dispositive Power shares of Common Stock 4,747,684

	10	Shared Dispositive Power shares of Common Stock 600

11	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 4,748,284

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 197779101		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power shares of Common Stock 4,644,213

	8	Shared Voting Power shares of Common Stock 12,661

	9	Sole Dispositive Power shares of Common Stock 4,656,874

	10	Shared Dispositive Power shares of Common Stock 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 4,656,874

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect the Reporting Persons’s sale, on January 17, 2012, of 1,687,100 shares of the Company’s Common Stock, at a price per share of $1.103, resulting in a change of more than one percent (1%) of the outstanding Common Stock.  The change in the beneficial ownership percentages reported on this Schedule also reflect the expiration, on December 22, 2011, of unexercised warrants representing the right to purchase up to 285,715shares of the Company’s Common Stock.  There was no change in the beneficial ownership percentages reported on this Schedule as a result of the cross transaction described in Item 5, below.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of the Issuer.

This Item is being amended solely as follows:

(a)-(b)     David M. Knott and Dorset Management Corporation (“DMC”):  See Rows 7 through 11 on pages 2-3.

The 4,656,874 shares of Common Stock reported as beneficially owned by DMC in Row 11 on page 3 are comprised of (i) 2,550,882 shares of Common Stock, (ii) 1,137,000 shares of Common Stock issuable upon the conversion the Preferred Shares and (iii) 968,992 shares of Common Stock issuable upon the exercise of unexpired Warrants. The 4,748,284 shares of Common Stock reported as beneficially owned by David M. Knott in Row 11 on page 2 are comprised of the same securities described above, plus 91,410 shares of Common Stock.

(c)           No transactions in the class of securities reported on were effected during the past sixty days, except for (i) the transaction previously reported on the Schedule 13D filed for the Reporting Persons on November 23, 2011; (ii) the sale reported in Item 1, by Knott Partners (1,142,300 shares), Shoshone Partners (200,800 shares), Mulsanne Partners (90,300 shares), KPOMF (200,200 shares) and Managed Accounts (53,500 shares); and (iii) the following cross transaction on December 28, 2011, which affected a reallocation of 296,300 shares of Common Stock, at a price per share of $2.565, among various Partnerships, KPOMF and Managed Accounts:

	Acquiring	Disposing
Knott Partners	147,200
Shoshone Partners		61,000
Mulsanne Partners		145,800
KPOMF	149,100
Managed Accounts		89,500
TOTAL	296,300	296,300

No entity that disposed of Common Stock in the cross transaction acquired any Common Stock in the cross transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2012
Date

/s/David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By	/s/David M. Knott
David M. Knott, President